Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: Mitsubishi Tokyo Financial Group, Inc.

Subject Company: UFJ Holdings, Inc.

MTFG SEC File No. 1-10277

Mitsubishi Tokyo Financial Group, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

ACOM CO., LTD.

DC Card Co., Ltd.

Tokyo-Mitsubishi Cash One Ltd.

Combination of Operations and Reorganization to

Strengthen the Consumer Finance Business

Tokyo, October 29, 2004 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), DC Card Co., Ltd. (DC Card; President: Akira Katayanagi) and Tokyo-Mitsubishi Cash One Ltd. (Cash One; President: Hisakazu Wakamatsu) reached a basic agreement with ACOM CO., LTD. (ACOM; President: Shigeyoshi Kinoshita) to integrate and reorganize the business operations in order to strengthen the MTFG Group’s consumer finance business.

1. Combination of Operations and Reorganization

MTFG Group believes that consumer finance business should strive to provide retail customers with flexible solutions as well as attractive interest rates and convenient settlement mechanisms to respond to the customer’s diverse everyday funding and settlement needs rather than merely providing them with small scale loans. From this standpoint, we consider our “comprehensive card service strategy” and our strategic alliance and capital alliance with ACOM, which was entered into in March 2004 to be our core strategies in strengthening our consumer finance business.

1)	Comprehensive Card Service Strategy

•	On October 12, 2004, we launched a multi-functional IC card which adds credit card and electronic money functions to its IC banking card with palm vein biometric recognition. (Product name: “Super IC Card Tokyo-Mitsubishi Visa”) We have received positive feedback from our customers in the two weeks since the launch of the Super IC Card.

•	The Super IC Card is designed to respond to customers’ funding and settlement needs flexibly by offering customers the option to “pay now,” “pay later,” or “pay in advance.” In addition, the card provides various unique benefits to customers as laid out in the chart below. MTFG Group believes that the Super IC Card will become a leading product in the card industry.

	Summary of the Comprehensive Card Service	Customer Benefits

Pay now	• IC Banking Card • High levels of security by adopting palm vein recognition	• Significantly higher security (indemnification of up to 100 million yen) • First among the leading Japanese banks

Pay later

•        Credit card issued under the bank’s own name

•        Tie-up benefits such as cross-selling with banking products and “cash back” programs

•        Beneficial in managing personal information

•        Lower costs associated with finding new customers

• Could enjoy more benefits associated with bank transactions • Personal information management by single entity

Pay in advance	• Electronic money	• Enhanced convenience due to multi-function

2)	Credit Card Function of the Super IC Card

•	The comprehensive Super IC Card, Tokyo-Mitsubishi Visa is the first credit card to be issued under the name of a major bank. The credit card function is one of the major functions of this card.

•	As the card is issued under the name of a bank, the cardholder can take advantage of the various benefits linked with bank transactions. Also, it enables consistent personal information management as the card is issued by a single provider. As part of their payment/settlement needs, customers will be able to use existing credit card functions to make payments for shopping and travels, at medical institutions and of certain public utility bills.

•	MTFG Group believes that the following are crucial in enabling customers to make the best use of the credit card function of the Super IC Card:

(1)	Setting up credit limits and flexibly adjusting those credit limits based on changing customer needs;

(2)	Offering flexible lending to customers to respond to their educational costs and other everyday funding needs within previously established credit limits without requiring the customers to go through formal loan application procedures; and

(3)	Offering revolving credit and cash advances at a rate lower than market rate.

•	On the other hand, it is crucial for a bank to minimize the increase in its credit costs. Lower credit costs will help us provide lower interest rates to our customers.

•	Accordingly, we believe that a framework that not only minimizes the increase in the bank’s credit costs but also sets up necessary credit limits for customers, offers revolving credits and cash advances with low interest rates and addresses changing customer needs by adjusting credit limits is desired by the customers.

2.	Combination of Operations and Reorganization (Please refer to <Reorganization Scheme> of the attached exhibit)

We aim to offer our customers with necessary credit limits, revolving credits and cash advances with low interest rates and address changing customer needs by adjusting credit limits while minimizing the credit costs. We plan to combine the strengths of DC Card and ACOM into Cash One as follows in order to achieve this framework:

1)	Cash One will integrate its business operations with DC Card’s processing centers, call centers and guarantee division and subsequently will provide credit card processing and guarantee services in addition to the current individual credit card loan service.

2)	After the integration, ACOM will own approximately 55 % interest and MTFG will own approximately 45% interest in Cash One, respectively. Cash One will change its name to DC Cash One. ACOM will provide credit assessment skills, second employees and directors, and will oversee the integration of functions including the call center operation.

3)	DC Cash One will establish a framework to address changing customer needs by adjusting credit limits based on a combination of revolving credit assessment method and reviewing past purchasing patterns.

4)	DC Cash One will be entrusted with the comprehensive card guarantee business of BTM and will apply to become a member of Federation of Credit Bureau of Japan in order to develop and enhance its assessment system necessary for our business operations. We aim to offer revolving credit and cash advances at low interest rates and minimize the increase in credit costs by utilizing the Federation of Credit Bureau of Japan’s real time information on individual credit.

5)	DC Cash One plans to offer access and automated contracting through MTFG Group’s comprehensive ACMs (Automated Loan Application Machines) that are planned to be installed at BTM’s branches.

6)	After the integration, DC Card will continue its existing contractual relationships relating to card issuance, management of affiliated stores, franchise and associated cards and become a brand company, which plans, markets and issues credit cards. ACOM plans to invest in the new brand company, DC Card (the investment ratio and terms will be determined through necessary negotiations and procedures).

7)	The new DC Card will aim to create Japan’s largest credit card group, together with Nippon Shinpan Co., Ltd. and UFJ Card Co., Ltd. by maintaining the strength of each company.

8)	With respect to DC Servicer company.,Ltd. , DC Card’s loan collection subsidiary, we are discussing its possible integration with IR Loan Services, Inc., ACOM’s loan collection subsidiary.

3.	Relationship with the Management Integration with UFJ Group

The reorganization and combination of operations among the MTFG Group companies have been decided in the context of the management integration with UFJ Group.

As a result of the management integration with UFJ Group, under the umbrella of the new group, DC Card, Nippon Shinpan Co., Ltd. and UFJ Card Co., Ltd. will combine to be the largest credit card company group in Japan.

Currently, MTFG Group and UFJ Group are working together to try to maximize the advantages of economies of scale and have the card companies of the new group work together to establish the framework for developing and executing the new credit card business strategy. DC Card will, together with Nippon Shinpan Co., Ltd. and UFJ Card Co., Ltd., seek to strengthen their competitiveness as well as increase efficiencies in order to try to better meet the needs of the customers.

Contacts:

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	03-3240-8136
The Bank of Tokyo-Mitsubishi, Ltd.	Public Relations Office	03-3240-2950
ACOM CO., LTD.	Corporate Planning Department	03-3270-3423
DC Card Co., Ltd.	Corporate Planning Division	03-5489-9076
Tokyo-Mitsubishi Cash One Ltd.	Corporate Planning Division	03-5299-6611

(Exhibit)

<Reorganization Scheme>

[Purpose of the Reorganization]

1.	Cash One will combine the strengths of DC Card and ACOM. For example, credit limits will be adjusted according to past purchase patterns and low interest rates will be offered for revolving credit lines and cash advances.

•	Although currently the interest rate for cash advances is about 25% or higher for most credit card companies, Super IC Card, “Tokyo–Mitsubishi VISA” Gold Premium offers a 9% interest rate for its revolving credit line and cash advances.

•	For the products planned to be launched in the next fiscal year, the interest rate for cash advances will be under 15%.

2.	We will seek to further lower interest rates and avoid increasing credit costs. In addition, in order to continue to address increasingly diverse and evolving customer needs, we will seek to be flexible in adjusting the limit amounts to fit our customer’s needs.

<Reference Materials 1> Status of progress of business alliance between MTFG Group and ACOM

The restructuring and combination of operations of DC Card and Cash One that is now underway is based on a basic agreement that the two parties entered into, after discussions, against the backdrop of the strategic alliance and capital alliance between MTFG Group and ACOM entered into in March of this year. In addition, we are planning to aggressively develop other businesses through various other operational tie ups such as: (1) ACOM Guarantee offering loan products to individuals through BTM, (2) cooperation with regional banks relating to card loan guarantees for individuals, and (3) international consumer finance business focused on Asia.

In terms of the loan products that ACOM Guarantee is offering through BTM, we plan to launch a product next fiscal year to provide customers (individuals or small business owners) with loans on the same day to provide them with an alternative to revolving credit lines and cash advances through credit cards.

<Reference Material 2> Plan for MTFG Group Consumer Finance Business

(Excluding ACOM, not taking into consideration management integration with UFJ)

	Increase by FY 2007	Target Customer, Interest Rate, etc.

Comprehensive Card (Revolving Credit Line • Cash Advance)	Approx. 300,000,000,000 yen	Only MTFG among the major banks Target : Customers of BTM Interest : Revolving Credit Line Cash Advance 9~15%

ACOM Tie Up Products	100,000,000,000 ~200,000,000,000 yen	Target : BTM customers seeking a loan Interest : 8~15% or about 18%

New Cash One Products (DC Cash One)	Over 100,000,000,000 yen	Target : Customers other than BTM customers seeking a loan (primarily direct channel) Interest : 15% or about 18%

Total	500,000,000,000 ~600,000,000,000 yen

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:

Mr. Hirotsugu Hayashi	Mr. Shiro Ikushima
26F Marunouchi Bldg.,	1-1 Otemachi 1-chome,
4-1 Marunouchi 2-chome,	Chiyoda-ku Tokyo 100-8114 Japan
Chiyoda-ku Tokyo 100-6326 Japan
81-3-3240-9059	81-3-3212-5458
Hirotsugu_Hayashi@mtfg.co.jp	shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG does not undertake any obligation to update or revise any forward-looking information or statements.